
Ohos

CONFIDENTIAL

Ohos, Inc

Because Everything Else Is Just Hindsight

Business Plan

Prepared May 2016

Contact Information

Dave Needham

dave@myohos.com

720.507.4310

www.myohos.com

3001 Brighton Blvd, Suite 527

Denver, Colorado 80216, United States

Table of Contents

Executive Summary 1

    Opportunity 1

    Expectations 3

Opportunity 4

    Problem & Solution 4

    Target Market...4

    Competition...5

Execution 7

    Marketing & Sales...7

    Operations...8

    Milestones & Metrics...9

Company...11

    Overview 11

    Team 11

Financial Plan 13

    Forecast 13

Financing...15

Statements..16

Appendix 20

Profit and Loss Statement 20

Balance Sheet...24

Cash Flow Statement 27

Executive Summary

Opportunity

Problem

The fast pace of business has made the traditional and periodic performance review obsolete.

1. They fail to provide continuous feedback that is needed for performance improvement
2. they often result in single reviewer bias that does not accurately identify the best talent
3. and they do not effectively inform better promotion or succession planning decisions.

Individuals often receive poorly delivered feedback that gives them no real context where they stand in relationship to their peers. Companies need a faster (real-time), better way to identify top talent (open-multirater), compensate experts (comparative), make better promotion decisions (job expertise v. leadership recommendation), identify performance and engagement issues (historical trends), and inform more continuous feedback conversations (employee and manager visibility) to improve performance.

Solution

Ohos is a real-time continuous and comparative performance feedback SaaS platform. It provides real-time data based on customizable competencies and skills and returns percentile ranking information to provide performance context in relationship to peers. It easily shows who your top people are and who needs development. Ohos also collects and provides a leadership recommendation rating to help distinguish between people who are good at their jobs versus those who should lead. All validated by multi-rater feedback from leaders, peers, employees, and clients. It's TripAdvisor or Yelp for your talent.

Market

Ohos is currently targeting small to medium sized tech companies of 40-250 employees. We have priced early adopter sales attractively in the market at $5/mo per user (industry av for Performance Management is $7-10.) We are also testing in larger companies (10,000-60,000) before targeting larger healthcare organizations and eventually a large variety of industries. Tech firms are attracted to the targeted, anonymous, and automated collection of feedback across cultures and in accordance to Agile project sprints.. Healthcare companies are attracted to the ability to collect individual performance data across multiple audiences including patient care and frequently changing teams. Industry publications, conferences, and target marketing are the primary vehicles for initial enterprise sales with social media and content marketing for individual subscriptions.

Competition

There are a few smaller start-ups entering the continuous feedback space. Two notable peer-to-peer platforms are Impraise ($120k YCombinator seed round) and Zugata ($3.2m seed round). Both are focused on peer-to-peer feedback. Neither focus on customizable competencies, leadership recommendation feedback, or normative comparisons. Larger companies such as SuccessFactors, Taleo, and Kenexa have the resources but are so intrenched with their current platform they would be competing against themselves in an emerging market.

Why Us?

Comparative norms and leadership recommendation ratings are the keys to making Ohos unique in the market. There is no other tool that provides continuous feedback compared to your peers and easily distinguishes between subject matter experts and those who should lead others. With a depth in performance management, talent processes, and organizational improvement, founder Dave Needham, has the expertise necessary to build a solid solution, capable consulting, and shape the vision of what Ohos can become. He is surrounding himself with other industry experts to enable to technology side of the business by bringing on Alica Yanik, a 12+ year veteran of software start-ups and software engineering teams, to lead the product development side. With other advisors and potential core team employees, Ohos is building a formidable level of expertise in all the relevant areas to bring Ohos to market, make it scalable, and something our customers can't live without.

Financing Needed

Funding Ohos started with an initial founder contribution of $10,000 to pay for basic set up expenses. Dave Needham plans to invest another $5000 on Q2 as well as leveraging a personal line of credit should the need arise. Angel investor financing is being sought to help with initial MVP build and operating expenses.

Opportunity

Problem & Solution

Problems Worth Solving

The fast pace of business has made the traditional and periodic performance review obsolete. They fail to provide continuous feedback that is needed for performance improvement, they often result in single reviewer bias that does not accurately identify the best talent, nor have they been able to inform better promotion or succession planning decisions. Individuals often receive poorly delivered feedback that gives them no real context where they stand in relationship to their peers. Companies need a faster, better way to identify top talent, compensate experts, make better promotion decisions, identify performance and engagement issues, and inform more continuous feedback conversations to improve performance.

Our Solution

Ohos is a real-time continuous and comparative performance feedback SaaS platform. It provides real-time data based on customizable competencies and skills and returns percentile ranking information to provide performance context in relationship to peers. It easily shows who your top people are and who needs development. Ohos also collects and provides a leadership recommendation rating to help distinguish between people who are good at their jobs versus those who should lead. All validated by multi-rater feedback from leaders, peers, employees, and clients. It's TripAdvisor or Yelp for your talent..

Target Market

Ohos is currently targeting small to medium sized tech companies of 40-1000 employees and hospital/patient care environments of up to 50,000 employees.

We have priced early adopter sales attractively in the market at $4/mo per user (industry av for Performance Management is $7.) We are also testing in larger companies (10,000-60,000) before targeting large healthcare organizations.

There are currently 4,500,000 US employees at small to medium size tech firms. we provide a tool and method to collect targeted, anonymous, and automated feedback across cultures and in accordance to Agile project sprints.

With over 12,500,000 employees in US Healthcare companies, the ability to collect individual performance data across multiple audiences including patient care and frequently changing teams is a huge challenge.

There is also greater potential in the open market at 80% of US companies are searching for a better way to provide feedback and improve performance.

Competition

Current Alternatives

There are a few smaller start-ups entering the continuous feedback space. Two notable peer-to-peer platforms are Impraise ($120k YCombinator seed round) and Zugata ($3.2m seed round). Both are focused on peer-to-peer feedback. Neither focus on customizable competencies, leadership recommendation feedback, or normative comparisons. Larger companies such as SuccessFactors, Taleo, and Kenexa have the resources to market and integrate traditional performance reviews quickly and broadly but they would be competing against themselves in an emerging market if they created something like Ohos.

Our Advantages

Comparative norms and leadership recommendation ratings are the keys to making Ohos unique in the market. There is no other tool that provides continuous feedback compared to your peers and easily distinguishes between subject matter experts and those who should lead others. Compared to larger platforms the real-time visibility to feedback is a key differentiator as well. We gather feedback easily and quickly which would make Point of Service data collection very easy and provide real-time feedback on individual performance which can be aggregated up to show performance of team, divisions, locations, etc.

Execution

Marketing & Sales

Marketing Plan

Our initial marketing plan is centered on word of mouth propagation with the use of a demo site to illustrate the core functionality of the platform. Beyond early adopter networks, we plan to market heavily at industry conventions to capture tech and healthcare leaders, industry and expertise publications to capture subject matter experts and HR professionals, and social media for individual subscribers.

We are killing the traditional performance review with a real-time crowdsourced performance feedback platform. With the real time data and trend analysis you can create predictive analytics for promotion success. engagement, and succession planning. Promoting the right people saves your culture and retention.

Traditional enterprise pricing of a per user/per month subscription is easy for most companies to adopt. For initial clients we are targeting a base-price of $4/user per month, coming in under the industry average of $7 per user/month. For individual subscribers, they will pay themselves through our website and a reoccuring opt-out membership based on monthly or annual packages. For enterprise customers, they will pay via monthly or quarterly invoice.

Sales Plan

To attract and convert new clients we will provide a combination of self-set up and implementation guidance. Helping customers understand how to revise the process to save time, engagement, employee turnover, and address performance issues before they start is key in our customer's success. Providing 20 hours of implementation consulting services as an included value for enterprise users.

For individual users, we will provide a simple start up guide to walk them through the process of setting up their profile, choosing their competencies, and selecting their network to start getting feedback. There will also be feature automation to guide users on accessing their information.

For larger clients we will follow a follow a standard pipeline model which includes a free personal profile for the interested user for one month and will guide them through set up as well as educate them during the process on the benefits of making it a full enterprise platform.

Sales to early adopters will initially be handled by the company officers and eventually a small sales team of sales professionals). Sales professionals will be compensated via milestone equity vesting along with base salary and sales commissions.

To build a sales pipeline each individual at Ohos will have a personal profile they would link to their social networks to gather feedback. Each request for feedback would include a teaser for reviewers to sign up for Ohos on their own for a one month free trial. We will also attend tech conferences, start up weeks, and healthcare conferences to generate broader audience capture. With mobile devices individuals can set up a one month free individual account and link to social networks at the booth.

For individuals to benefit from the comparative aspect and become a part of a searchable talent database, individuals must convert to a paid account. Free accounts only last a set duration and data will not accessible past that time unless the individual converts to a paid subscription.

Operations

Locations & Facilities

Ohos is currently headquartered in the home office of its founder, Dave Needham. A suitable office space will be found in the next month in the downtown Denver area. Coworking spaces might provide interesting customer acquisition for Ohos as we grow as well as provide a platform for events to invite other companies to learn about the impacts it is having at other companies as we gain more traction.

Technology

We are currently leveraging basic HTML for our static demo site but will soon be developing into a full stack of software to manage UI/UX as well as backend database structure. For individual subscriptions we anticipate integrating e-commerce site engine such a GooglePay, PayPal, or straight credit card capture.

Equipment & Tools

Basic personal work equipment including: laptop, mobile devices, and associated peripherals will be purchased. No equipment beyond normal office operations is required.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
Close 1st funding offer	April 08, 2016	Dave Needham	Provide all necessary information and risk mitigation for 1st Angel investor to close
Close Beta test client	April 15, 2016	Dave Needham	Convert 1st early adopter as paid beta tester and client #1
Begin software development on MVP	April 18, 2016	Dave Needham/Alicia Yanik	Start initial build review and requirements documentation
sign 2 more early adopter clients	April 29, 2016	Dave	Deploy with launch dates
Deloy first beta test of software to client	June 01, 2016	Dave/Alicia	Load all client data into system and launch with client

Key Metrics

Successful adoption of our platform can be tracked by the following key metrics:

Total # of users per month

# of enterprise users

# of individual (enterprise) subscribers

# of individual (personal) subscriber

Total % paid users

% paid enterprise users

% paid individual users

conversion rate from individual to enterprise

#of clients

average users/client

website sign ups

reviewer invitation sign ups

Company

Overview

Ohos, Inc. is incorporated as a Colorado C-Corporation currently headquartered in Denver, CO between two emerging technology hubs of Denver and Boulder. The company is fully owned by it's founder, Dave Needham.

Dave Needham, the company's founder and CEO has over 12 years experience in the organizational development and leadership consulting market having run a successful consulting practice and architected leadership academies for several large corporations. He holds a Masters in Organizational Performance and Change from Colorado State University. Ohos has no other employees at this time but is currently interviewing core leadership team members and hoping to add a technological co-founder in the next few weeks.

Team

Management Team

Dave Needham - CEO/Founder. Over 12 years experience in organizational development and leadership consulting. Numerous years conducting performance reviews and structuring performance review for multiple companies. 5 years experience in running a small multi-location retail business and business operations for a small consulting firm. 5 years running a successful consulting practice.

Alicia Yanik - VP of Software Engineering. 12+ years in leading software development teams and deploying via Agile methodology. Experienced at building from startup to scalable business with multiple companies. Certified Scrum Master and Agile coach.

Advisors

Dave Bacon (BWBacon) - successful entrepreneur, expert in organic growth, access to tech client network.

Luke Wyckoff (SMEnergy) - founder of Social Media Energy, expert in social media marketing, history of selling into HR/Talent space.

Daren Hutchison (Harrison-Hecht) - Business and Data Analytics expert. Multiple years of consulting into the BI space and great advisor to scalable data architecture.

Anne-Marie Coughlin (RAS & Associates) - Recruiting strategy and People ops expert with experience in scaling recruiting processes rapidly and finding expertly qualified candidates.

Financing

Use of Funds

Funding will cover initial start up expenses and asset purchases such as computer and office equipment. It will also finance software development and initial sales generation and funding expansion. Personal investment from founders and external investment will cover operating expenses.

To initially set up the company and a domain platform to host the software, initial investment is necessary to accomplish these functions. A working minimum viable product is also necessary for sales so funding will go to hiring contract and team members for software development and technical consultants to review code.

Additional funding will go towards marketing, sales, and adding necessary personnel to transfer the MVP to the Ohos hosting environment, create, develop, and sell version 1. Some funds will also be used to finance activities related to raising additional capital to continue to scale.

Sources of Funds

Founder, Dave Needham, has contributed $10,000 in initial funds and plans to contribute another $5,000 in the coming months. He holds a home equity line of credit ($165,000) in reserve. We are seeking equity investment from angel/seed investors to fully fund development as well as seeking pre-payment for testing from beta test clients. Closing a full Angel/Seed round of $500,000 is targeted for June 31.